[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

December 16, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Expo Event Holdco, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Expo Event Holdco, Inc., (the "Company"), we are submitting a draft Registration Statement on Form S-1 (the "Registration Statement") to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement submitted herewith relates to the initial public offering of the Company's Class A Common Stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during 2015, its most recently completed fiscal year, were less than $1.0 billion. Please note this information is disclosed in the Company's income statement included in the Registration Statement on page F-4. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 859-8428 or Mark Hayek at (212) 859-8890.

Very truly yours,

/s/ Daniel J. Bursky
Daniel J. Bursky

cc:	Expo Event Holdco, Inc. Philip Evans, Chief Financial Officer David Gosling, Esq. General Counsel Fried, Frank, Harris, Shriver & Jacobson, LLP Mark Hayek, Esq.